

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

May 31, 2011

John P. Surma, Chief Executive Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

>   RE: **United States Steel Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 22, 2011**
>   **File No 1-16811**

Dear Mr. Surma:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 55

1. You disclose in MD&A energy cost reductions of approximately $230 million for your Flat-rolled and $25 million for your USSE segment. In future filings please provide a discussion of the key factors contributing to the decline in your energy costs along with known trends for future periods. Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Net Sales by Segment, page 61

2. In future filings where you discuss changes in your results of operations period over period please identify the contributing factors underlying the changes. For example, you disclose the increase in sales for your Flat-rolled and Tubular segment resulted primary from increased shipments. However, this disclosure does not address the underlying reason for the increase in shipments (i.e. new contract, customers wanting to build-up inventory, customer incentives, etc). Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Financial Condition, Cash Flows and Liquidity, page 69

3. You disclose on page 36 that your foreign operations accounted for approximately 34 % of your net sales in 2010 and that you intend to indefinitely reinvest undistributed foreign earnings outside the United States. You further disclose that if you need to repatriate funds in the future to satisfy your liquidity needs, the tax consequences would reduce income and cash flow. In future filings please disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents for the most current period presented. Refer to Item 303(a)(1) of Regulation S-K and SEC Release 33-8350 Section IV for guidance.

4. Given the material impact that accounts receivable and inventory have on your operating cash flows, in future filings please quantify your A/R and inventory turnover ratios and disclose the underlying reasons for material changes.   Refer to Section 501.04 of the Financial Reporting Codification for guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Receivables Purchase Agreement, page 13

5. On page 13 you disclose that there was no activity under your Receivables Purchase Agreement during the three months ended March 31, 2011 and 2010. However, we note the balance increased from $1,004 as of December 31, 2010 to $1,234 as of March 31, 2011. Please tell us why the balance increased given your statement that there was no activity.

Results of Operations, page 24

6. On page 85 of your 2010 Form10-K you disclose that you manage your market risk through competitive pricing. However, we note that cost of sales exceeded net sales for the quarter ended March 31, 2011 and you do not provide a discussion of the underlying reasons to explain why cost of sales exceed net sales. In future filings please provide a robust discussion of material changes in line items that impact your results of operations. Refer to Sections 501.04 and .05 of the Financial Reporting Codification for guidance.   Furthermore, please show us an example of your intended future disclosure that identifies the underlying reasons that caused cost of sales to exceed net sales for the quarter ended March 31, 2011.

Liquidity and Capital Resources, page 30

7. We note that accounts receivable as of March 31, 2011 increased 28% whereas sales for the quarter ended March 31, 2011 only increased 13% as compared to the quarter ended December 31, 2010. In future filings please disclose the underlying reasons for material changes that impact your liquidity. Please provide us a sample of your intended future disclosure that explains why A/R increased 28% when sales only increased 13% as noted above. Please also tell us whether there was a material change in the aging of your A/R or in your revenue recognition policies.   Refer to Section 501.04 of the Financial Reporting Codification for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot at (202) 551-3738, or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief